Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Valley Mortgage Company, Inc.

On June 9, 2004, Texas Regional Bancshares, Inc. issued a press release announcing an agreement in principle under which Texas Regional Banchares, Inc. will acquire Valley Mortgage Company, Inc. The text of the press release follows:

FOR IMMEDIATE RELEASE
June 9, 2004

TEXAS REGIONAL BANCSHARES ANNOUNCES
AGREEMENT IN PRINCIPLE TO ACQUIRE VALLEY
MORTGAGE COMPANY, INC.

        McAllen, Texas—Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS) announced today an agreement in principle under which Texas Regional will acquire Valley Mortgage Company, Inc. ("Valley Mortgage"). The total consideration to be paid in the transaction is approximately $13,625,000, to be paid up to 50% in cash and the balance in newly issued Texas Regional common stock.

        Valley Mortgage is locally owned and headquartered in McAllen, Texas with additional offices in Brownsville, Corpus Christi, Del Rio, Harlingen, Laredo, San Antonio and Sugar Land. Valley Mortgage reported total assets of $22.2 million and shareholders' equity of $5.7 million as of August 31, 2003 and net income of $2.7 million for the fiscal year ended August 31, 2003. Texas Regional expects this acquisition to be accretive to its earnings within the first year of operations.

        Valley Mortgage is a full service mortgage banking firm organized in November 1973 and is authorized to approve and close FNMA, FHLMC, FHA and VA mortgages. Paul Schwab has served as President and Chief Executive Officer of Valley Mortgage for the past 11 years. It is anticipated that Mr. Schwab and all of his professional staff will remain in their present positions.

        This acquisition is subject to completion of satisfactory due diligence by Texas Regional and execution of a mutually acceptable definitive agreement. The transaction must be approved by the shareholders of Valley Mortgage and the appropriate regulators and is subject to satisfaction of certain other conditions. The transaction is expected to close in third quarter 2004.

        "We have been looking for opportunities to expand into the mortgage area for some time and we are pleased that Valley Mortgage chose to ally with the Texas Regional team," remarked Glen E. Roney, Chairman of Texas Regional.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 64 full-service banking offices primarily located in the metropolitan areas of Beaumont-Port Arthur, Brownsville- Harlingen-San Benito, Corpus Christi, Houston, McAllen-Edinburg-Mission and Tyler.

Additional Information and Where to Find It

        Following execution of the definitive agreement, Texas Regional intends to file with the SEC a registration statement on Form S-4 concerning the transaction between Texas Regional and Valley Mortgage. The Form S-4 registration statement will include a proxy statement/prospectus which Texas Regional and Valley Mortgage intend to mail to the Valley Mortgage shareholders in connection with the transaction. Investors and security holders of Texas Regional and Valley Mortgage are urged to read the proxy statement/prospectus when it becomes available because it contains important information about Texas Regional, Valley Mortgage and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus (when it is available) may also be obtained from Texas Regional or Valley Mortgage. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Valley Mortgage in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Valley Mortgage's officers and directors, in the transaction will be included in the proxy statement/prospectus.

        In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the Valley Mortgage transaction, and the related proxy statement/prospectus to be mailed to the shareholders of Valley Mortgage, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on the public reference room. The reports, statements and other information filed by Texas Regional with the SEC are also available free at the SEC's web site at www.sec.gov. You can also obtain a free copy of these reports, statements and other information from Texas Regional.

        Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's website at www.trbsinc.com. The Financial Supplement and other information available on Texas Regional's website can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document and information on Texas Regional's website may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the merger with Valley Mortgage), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information, please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's website at www.sec.gov.

CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.